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FOR IMMEDIATE RELEASE

CONTACTS:  Daniel Burch
           Mark Harnett
           MacKenzie Partners, Inc.
           (212) 929-5500



INVACARE CORPORATION LAUNCHES TENDER OFFER FOR HEALTHDYNE TECHNOLOGIES, INC. AT INCREASED PRICE OF $13 PER SHARE AND COMMENCES LITIGATION

    Elyria, Ohio - (January 27, 1997) - Invacare Corporation (NASDAQ/NMS:IVCR) announced today that its wholly owned subsidiary I.H.H. Corp. has commenced an all-cash tender offer for all outstanding shares of common stock of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) at $13 per share, to be followed by a second-step merger in which holders of shares not validly tendered would receive the same per share price as in the offer.

    The tender offer price represents more than a 45% premium over Healthdyne's closing stock price on December 31, 1996, the trading day prior to Invacare's making its original acquisition proposal to Healthdyne on January 2, 1997, and reflects a $.50 per share increase over Invacare's previous offer to Healthdyne.

    A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said: "We are surprised and disappointed that Healthdyne's Board of Directors has rejected our offer without even calling us or seeking any discussions with us whatsoever. We have difficulty understanding how our original offer, which represented more than a 40% premium over the prevailing market price, could have been viewed by Healthdyne, its Board of Directors or its financial advisors as 'grossly inadequate', especially since the Company's Chairman sold approximately one-third of his shares at prices ranging from $13.00 to $14.25 as recently as last May and June. While we, like Healthdyne's other stockholders, would certainly be interested in seeing and understanding the detailed information which the Company's management has claimed will improve its prospects and has promised for release in early February, we note that in recent periods the Company has disappointed its stockholders by failing to meet analysts' published expectations. However, because we remain fully committed to this acquisition on terms that bring value to the stockholders of both companies, we are increasing our offer price from $12.50 to $13 in the interests of completing this transaction expeditiously.

    "Although we would have preferred to have conducted discussions with Healthdyne regarding our offer and continue to look forward to the opportunity to do so, their rejection of our prior offer and continued refusal to have any discussions or contacts with us force us to make our offer directly to the stockholders in a manner which, under the tender offer rules, will require Healthdyne's Board to provide a prompt and more thorough response.

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    "We hope that when Healthdyne's Board considers our increased offer it will view it as we do -- an excellent opportunity for the stockholders of Healthdyne to realize full value for their shares to an extent not otherwise likely to be available to them. We continue to be interested in meeting with Healthdyne to discuss our offer in the hopes of promptly negotiating a mutually agreeable transaction. In the context of a negotiated transaction, we would consider discussing our offer price if Healthdyne's management is able to substantiate significant additional values to Invacare's satisfaction, and are prepared to discuss all other aspects of our offer fully with Healthdyne, including structure, form of consideration and the proper roles for our respective managers and employees in the combined company."

    Invacare also announced that it was commencing litigation against Healthdyne and certain of its directors to declare various defensive mechanisms, including Healthdyne's "poison pill" rights plan, illegal and to require Healthdyne and its Board of Directors to take certain actions to permit its stockholders to effectively consider the Invacare offer. Thomas R. Miklich, Chief Financial Officer and General Counsel of Invacare, said: "We regret the necessity of commencing litigation. However, among other defensive tactics, Healthdyne has a 'poison pill' containing certain unusual and draconian director-entrenching provisions, commonly referred to as 'dead-hand pill' restrictions, which purport, under certain circumstances, to prevent future directors from redeeming or otherwise nullifying the pill in connection with a proposed transaction which the future Board determines to be in the best interests of the Company and its stockholders. We believe that such restrictions are illegal and that Healthdyne has a duty to take actions to permit its stockholders to effectively consider our offer free of these and Healthdyne's other defensive provisions."

    Invacare's tender offer is conditioned on, among other things, the acquisition of at least 51% of Healthdyne's shares on a fully diluted basis, the redemption or inapplicability of Healthdyne's "poison pill" rights plan and the inapplicability, invalidation or satisfaction of the Georgia anti-takeover statutes (parts of which Healthdyne's Board of Directors has only recently opted into by adopting a by-law amendment immediately prior to the public announcement of its rejection of Invacare's offer). The offer is not contingent on the receipt of financing. The full terms and conditions of the offer will be set forth in tender offer materials being filed today with the SEC which will be mailed promptly to Healthdyne stockholders. The offer and withdrawal rights with respect thereto will expire at 12:00 midnight, New York City time, on Monday, February 24, 1997, unless the offer is extended. Invacare currently holds (including through I.H.H. Corp.) 600,000 shares of Healthdyne common stock, representing approximately 4.8% of Healthdyne's outstanding shares based on publicly available information.

                                        -MORE-

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    Salomon Brothers Inc is acting as Dealer Manager for the offer, and
MacKenzie Partners, Inc. is acting as Information Agent.

    Invacare is the world's leading manufacturer and distributor of home health care products and mobility products for people with disabilities. The company's headquarters are located in Elyria, Ohio, with manufacturing facilities in the United States, Australia, Canada, France, Germany, Mexico, New Zealand, Portugal, Switzerland and the United Kingdom. Products are distributed worldwide through a network of more than 10,000 provider locations.

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